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                            August 23, 2023

       Aristidis Alafouzos
       Chief Executive Officer
       Okeanis Eco Tankers Corp.
       c/o OET Chartering Inc.
       Ethnarchou Makariou Ave., & 2 D. Falireos St.
       185 47 N. Faliro, Greece

                                                        Re: Okeanis Eco Tankers
Corp.
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted July 26,
2023
                                                            CIK No. 0001964954

       Dear Aristidis Alafouzos:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F submitted July 26, 2023

       Market and Industry Data, page iv

   1. We note your disclosure that information contained in your registration statement concerning your
industry and the markets in which you operate, including your general expectations and market
position, market opportunity and market size, is based on
                                                        industry publications
and other published industry sources prepared by third parties, including the
International Energy Agency (   IEA   ), Braemar Shipbroking Limited
                                                        (   Braemar   ), and
Bloomberg, as well as publicly available information. Please revise to include the names and
dates of these reports.
 Aristidis Alafouzos
FirstName  LastNameAristidis
Okeanis Eco   Tankers Corp. Alafouzos
Comapany
August  23, NameOkeanis
            2023         Eco Tankers Corp.
August
Page  2 23, 2023 Page 2
FirstName LastName
Key Information
Risk Factors
Volatility of SOFR and potential changes of the use of SOFR as a benchmark ..., page 8

2.       We note the statement that    All of our loan agreements no longer
utilize LIBOR.
          However, we note disclosure on page F-34 that you are required to make interest payments based on LIBOR. Please revise your disclosures as necessary to clarify this discrepancy.
We conduct a substantial amount of business in China, whose legal system has inherent uncertainties, page 24

3. We note your disclosure here that you conduct a substantial amount of business in China, many of your vessels call to ports in China, and you have entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. Please tell us whether the majority of your operations are in China.
We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us ..., page 40

4. We note your status as a holding company and dependence on your subsidiaries for cash to make dividend payments. Please explain to us your consideration of Rules 4-08(e), 5-
         04(c) Schedule I and 12-04 of Regulation S-X.
Information on the Company
Business Overview
Our Business Strategies, page 47

5. We note your disclosure on page 48 that as of December 31, 2022, your leverage ratio was approximately 61%. Please include disclosure to clarify how this ratio was calculated. If any components of the ratio are non-GAAP, please provide disclosures required by Item
         10(e) of Regulation S-K.
Operating and Financial Review and Prospects
Results of Operations
Recent Developments, page 92

6. We note the tables included on pages 93 through 95 are referred to as unaudited selected financial results for the three months ended March 31, 2023 and 2022. However, it appears from their level of detail that these tables are a more comprehensive set of interim financial statements. Please tell us why you have provided this information in Item 5 as opposed to Item 8. See Form 20-F, Instruction 3 to Item 8.A.5. Aristidis Alafouzos
FirstName  LastNameAristidis
Okeanis Eco   Tankers Corp. Alafouzos
Comapany
August  23, NameOkeanis
            2023         Eco Tankers Corp.
August
Page  3 23, 2023 Page 3
FirstName LastName
Comparison on Previous Years
Year ended December 31, 2022 compared with the year ended December 31, 2021 Voyage expenses, page 96

7. We note that the increase in voyage expenses is attributed to two factors, higher employment of vessels in the spot market and higher bunker fuel costs. Please revise to quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Furthermore, please review your discussion regarding comparison of previous years for areas where further quantification of causal factors can be provided.
Credit Facilities and Financing Obligations
$125.7 Million Secured Term Loan Facility, page 103

8. We note your disclosure on page 46 that in May 2022, you signed your first sustainability
         linked loan (   SLL   ) that includes customary environmental clauses
which are linked to
         pricing, and gross proceeds from the transaction were $125.7 million which was used towards the refinancing of debt outstanding under VLCC vessel Nissos Kythnos and Nissos Donoussa, and for general corporate purposes.
Please disclose these
         environmental clauses, including how they are linked to pricing. Please also disclose whether you or a third-party will assess your compliance with such clauses and whether any such assessment will be made publicly available. Directors, Senior Management and Employees
Compensation, page 112

9. We note the disclosure that each of your executive officers has an employment agreement with you. Please revise to describe the material terms of the respective agreements and file such agreements as exhibits to your registration statement or provide an analysis explaining why this is not necessary. For guidance, refer to Instructions As To Exhibits to
         Form 20-F.
Financial Information
Dividend Policy, page 118

10. You disclose that subject to certain limitations, you seek to offer your shareholders with a competitive yield which is reflective of the cash flows generated by you and intend to pay dividends in an amount that is close to your net profits, after adjusting for non-recurring items, working capital needs, your capital structure and other discretionary items as your board of directors decides, from time to time. Please revise to explain how you define
         "net profits" and "close to net profits."
 Aristidis Alafouzos
FirstName  LastNameAristidis
Okeanis Eco   Tankers Corp. Alafouzos
Comapany
August  23, NameOkeanis
            2023         Eco Tankers Corp.
August
Page  4 23, 2023 Page 4
FirstName LastName
11. We note your disclosure on page 39 that you can provide no assurance that dividends will be paid in the future and there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please also include this disclosure here and provide a cross-reference to the risk factor addressing these risks.
12. Please disclose whether your dividend policy is reflected in any written policies of the company.
13. We note your disclosure that your financing arrangements impose certain limitations on
         your ability to pay dividends and your subsidiaries    ability to make
distributions to you.
         Please revise your disclosure to describe the limitations on your ability to pay dividends under your existing financing arrangements.
Note 4. Summary of Significant Accounting Policies
Vessel revenue recognition, page F-10

14. We note disclosure on page F-11 indicating that your voyage charter agreements contain a
            demurrage    or    despatch    clause. If this represents variable
consideration, please revise
         your disclosure to address the disclosure requirements in IFRS 15 as it relates to variable consideration or tell us why such disclosure is not required.
Segment Information, page F-14

15. We note disclosure on page 49 of individual customers accounting for more than 10% of your revenues during the years ended December 31, 2022, 2021, and 2020. Please expand your footnote to provide the information about major customers as required by paragraph
         34 of IFRS 8 or tell us why such disclosure is not required.
Note 24. Revenue, page F-40

16. Please tell us how you have complied with paragraph 113 of IFRS 15, which requires disclosure of revenue recognized from contracts with customers separately from other sources of revenue. In this regard, we note the Time Charter revenue reflected in the table on page F-40 includes the lease component recognized in accordance with IFRS 16.
17. The Time Charter revenue for 2020 of $96,186,965 does not agree to the total revenue detailed in Note 21 on page F-37 of $100,623,909. Please revise your disclosures as necessary to clarify this discrepancy.
 Aristidis Alafouzos
Okeanis Eco Tankers Corp.
August 23, 2023
Page 5

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff
Attorney, at (202) 551-8770 or Irene Barberena-Meissner, Staff Attorney, at
(202) 551-6548
with any other questions.



                                                           Sincerely,
FirstName LastNameAristidis Alafouzos
                                                           Division of
Corporation Finance
Comapany NameOkeanis Eco Tankers Corp.
                                                           Office of Energy &
Transportation
August 23, 2023 Page 5
cc:       Steven Hollander, Esq.
FirstName LastName